FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about February 26, 2007

Item 3.	News Release

February 26, 2007 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces New Board Appointment

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today the appointment of Mr. Peter Loretto, MBA to the board of directors.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – February 26, 2007 – TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today the appointment of Mr. Peter Loretto, MBA to the board of directors.

Mr. Loretto has extensive financial and executive experience, including over 13 years directly in New Zealand exploration, production and investment. Mr. Loretto is also one of the founding shareholders of TAG Oil Ltd. and is a significant shareholder of a number of prominent New Zealand and Papua New Guinea oil and gas companies including Austral Pacific Energy Ltd., AMG Oil Ltd. and Trans-Orient Petroleum Ltd. and has played a key role in their development.

About TAG Oil

TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 1,755,183 gross acres (net 1,090,630). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Drew Cadenhead, CEO
drew.cadenhead@tagoil.com
64-6-769-6065

Garth Johnson, CFO
gje@tagoil.com
1-604-609-3350

# # #

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

February 26, 2007

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia